                                                                    Exhibit 99.1

MATERIAL FACT
Companhia Siderúrgica Nacional
CNPJ/MF: 33.042.730/0001-04
Nire: 33300011595
CVM: 00403-0

Companhia Siderúrgica Nacional (“CSN”), with head offices in the city of Rio de Janeiro, State of Rio de Janeiro, at Rua São José, nº 20, grupo 1602, part, Centro, as required by CVM Rule 358, of March 1, 2002, Law no. 6.404, of December 15,1976 (“Brazilian Corporate Law”) and other rulings in connection with the capital markets, comes before the Brazilian Securities and Exchange Commission - CVM, São Paulo Stock Exchange (“Bolsa de Valores do São Paulo - BOVESPA”) and the public to provide the following information.

1.
Following up on information previously released through the Material Facts issued on November 17, 2006 and December 11, 2006, CSN informs that its subsidiary CSN Acquisitions Limited (“CSN Acquisitions”) participated in the auction conducted by the Takeover Panel (the “Auction”), which occurred on January 30, 2007, at which both CSN and Tata Steel presented revised offers for the acquisition of the entire issued and to be issued share capital of the Anglo-Dutch steel company Corus Group plc (“Corus”).

2.
The result of the Auction was announced by the Takeover Panel, as follows: (a) Tata offered 608 p in cash for each ordinary share of 50p each in the capital of Corus, and (b) CSN offered 603 p in cash for each ordinary share of 50p each in the capital of Corus.

3.	Assuming that Tata Steel completes the acquisition of Corus, the following is expected to occur:

(a)	CSN will be entitled to sell 34,072,613 shares of the capital stock of Corus at the final revised price offered by Tata; and

(b)

as set forth under the Implementation Agreement entered into by the CSN Acquisitions and Corus on December 10, 2006, CSN Acquisitions will be entitled to receive from Corus the “Inducement Fee” equivalent to 1% of the final revised price proposed by CSN Acquisitions for the acquisition of Corus.

4.
The Company informs that the full content of the English version of the announcement made by the Takeover Panel on the result of the Auction and the English and Portuguese versions of the Revised Pre Condition Cash Acquisition Announcement are available for consultation on the homepage of the Company, CVM and BOVESPA. On this date, the Company only holds the English version of the announcement made by the Takeover Panel on the result of the Auction; however, the Portuguese version will be available for consultation as soon as possible.

5.	The Company will keep CVM, BOVESPA and the market informed about any developments regarding the subject matter of this Material Fact.

January 31, 2007

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Companhia Siderúrgica Nacional - CSN
Benjamin Steinbruch
Investor Relations Executive Officer

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